EXHIBIT 12.1

School Specialty, Inc.

Ratio of Earnings to Fixed Charges

(Dollars in Thousands)

	Three Months Ended July 29, 2006	Fiscal Year (1)
		2006	2005	2004	2003	2002
Earnings
Income before income taxes	$60,485	$1,257	$70,324	$66,712	$66,037	$36,300
Plus:
Fixed charges	7,051	22,776	16,301	21,100	20,840	20,052
Amortization of capitalized interest	12	49	48	48	48	28
Less interest capitalized during period	(83)	—	—	—	—	240

	$67,465	$24,082	$86,673	$87,860	$86,925	$56,140

Fixed Charges
Interest (expensed or capitalized)	$5,985	$17,951	$11,623	$16,564	$16,042	$15,964
Estimated portion of rent expense representative of interest	838	3,511	3,291	2,797	2,675	2,519
Amortization of deferred financing fees	228	1,314	1,387	1,739	2,123	1,569

	$7,051	$22,776	$16,301	$21,100	$20,840	$20,052

Ratio of earnings to fixed charges	9.6	1.1	5.3	4.2	4.2	2.8

(1)	All fiscal years presented were 52 weeks, except for fiscal 2005, which had 53 weeks.